NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of Registrant: Alphabet Inc.

Name of Person Relying on Exemption: Trillium Asset Management, LLC

Address of Person Relying on Exemption: Trillium Asset Management, LLC, 60 South Street, Suite 1100, Boston, MA 02111

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

May 4, 2023

Alphabet Inc.

Proposal 12 - Algorithm Disclosures

Proposal 12, filed by the Trillium Asset Management ESG Global Equity Fund, asks Alphabet to go above and beyond its existing disclosures and provide more quantitative and qualitative information on its algorithmic systems. Exact disclosures could include how Alphabet uses algorithmic systems to target and deliver ads, error rates, and the impact these systems had on user speech and experiences. We believe that improved disclosure will help in building and maintaining users and investors’ trust, that will ultimately drive long-term, sustainable value creation.

This proposal, which received 56% of non-insider votes at the 2022 annual meeting of stockholders, has not been implemented by the company and we believe still deserves investor support for the following reasons:

1.	According to current and former Alphabet employees and internal documents, The New York Times reported that the rise of ChatGPT has led Google to take greater risks with ethical guidelines. It also reports that researchers are alleging that Google is “taking risks by releasing technology that even its developers don’t entirely understand.” https://www.nytimes.com/2023/04/07/technology/ai-chatbots-google-microsoft.html

2.	Similarly, a January 2023 report stated that “Google now intends to unveil more than 20 new products and demonstrate a version of its search engine with chatbot features this year” while at the same time scaling back its work force. https://www.nytimes.com/2023/01/20/technology/google-chatgpt-artificial-intelligence.html

3.	Existing disclosures fail to meet the need. As New York Times columnist Ezra Klein pointed out in an April 2023 opinion piece: “Right now, the testing done to make sure large models are safe is voluntary, opaque and inconsistent. No best practices have been accepted across the industry, and not nearly enough work has been done to build testing regimes in which the public can have confidence.” https://www.nytimes.com/2023/04/16/opinion/this-is-too-important-to-leave-to-microsoft-google-and-facebook.html

4.	Alphabet’s internal controls were developed at a time when Section 230 immunity for online platforms was the dominant framework. However, non-230 protected activities, which artificial intelligence and other systems may fall under, may present a new challenge for the company.

5.	An example of a transparency gap can be found in advertising on Gmail. A Gmail “Why this ad?” dialogue box may indicate the categories it used but will not provide the specific details. For example, it will report that it's basing an ad on geography, but not what geographic knowledge it possesses, e.g. New York or Washington? Facebook, by comparison, tells users not just the categories of targeting but it also tells users the specific targeting reason – e.g. not just age, but 30-45. We believe Alphabet’s approach is a problem because if one of its services makes an error, users cannot correct it because they do not know about it.

We therefore urge Alphabet shareholders to vote FOR Proposal 12.

For questions regarding Proposal 12, please contact: Jonas Kron, Chief Advocacy Officer of Trillium Asset Management at jkron@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Alphabet Inc instructions.